CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Barbara J. Green

Vice President, Deputy General Counsel and Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or

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otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

2,640,961 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

2,640,961 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,640,961

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

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14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,509,378

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,509,378

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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11.9%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,509,378

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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11.9%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

This Amendment No. 4 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on August 4, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on October 10, 2006 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed with the SEC on October 19, 2006 (“Amendment No. 3”, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 4, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No.3, is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $47.2 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts which are managed by TAML, Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No.3, is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons to this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005 and the consequential delisting of the Ordinary Shares from The Nasdaq Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons hereto, filed this Schedule 13D to provide TAML flexibility in order to explore appropriate action it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others. On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the

CUSIP No. M8737E108

Issuer (through counsel), the English translation of which is attached as Exhibit E to this Schedule 13D, demanding, among other things, that a shareholders meeting be held promptly. On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is attached as Exhibit F to this Schedule 13D, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person in order to recover their damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional shares of Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares owned by their investment management clients in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 3,509,378 shares of Ordinary Shares of the Issuer (the “Securities”), representing 11.9% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin

CUSIP No. M8737E108

Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,640,961
Franklin Advisers, Inc.:	10,070
Franklin Templeton Portfolio Advisors, Inc.[1]:	858,347

_________________________

  Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities. To the extent that FTPA has voting power over any such securities, it has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.

CUSIP No. M8737E108

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	2,640,961
Franklin Advisers, Inc.:	10,070
Franklin Templeton Portfolio Advisors, Inc.:	858,347

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B-4 of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective Investment Management Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A: Executive Officers and Directors of Reporting Persons

Exhibit B-4: Transactions in the Past 60 Days

Exhibit C-4: Joint Filing Agreement, dated as of August 4, 2006 (incorporated by reference to Exhibit C of the Schedule 13D filed with the SEC on August 4, 2006)

CUSIP No. M8737E108

Exhibit D-4: Powers of Attorney (incorporated by reference to Exhibit D of the Schedule 13D filed with the SEC on August 4, 2006)

Exhibit F: Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:        /s/ Barbara J. Green

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to the Original Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to the Original Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By:        /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Vice Chairman, Member – Office of the Chairman and a Director, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Director of various other entities	1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer and President, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard Suntec Tower One, #38-3 Singapore 038987
Gregory E. McGowan	Director, TAML	Templeton Asset Management Ltd. 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong
Wai Kwok Tom Wu (British National (Overseas), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong

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FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the U.S. Securities and Exchange Commission and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B-4

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a sale by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/31/06	16,361	10.5151
10/31/06	24,800	10.5151

Each of the transactions described below was a purchase by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
12/8/06	1,832	10.7100

Each of the transactions described below was a purchase by Franklin Advisers, Inc. on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
11/20/06	5,570	10.5841

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Each of the transactions described below was a purchase by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
11/01/06	18	10.3400
11/02/06	337	10.2852
11/03/06	106	10.3100
11/06/06	145	10.2900
11/06/06	1,284	10.3392
11/07/06	170	10.5300
11/07/06	88	10.5500
11/08/06	141	10.5300
11/09/06	400	10.5650
11/10/06	113	10.2489
11/13/06	1,912	10.1967
11/14/06	152	10.2663
11/15/06	139	10.5300
11/16/06	281	10.5937
11/17/06	522	10.5670
11/20/06	333	10.6250
11/20/06	1,628	10.4899
11/21/06	330	10.4839
11/24/06	740	10.5200
11/24/06	599	10.5799
11/27/06	68	10.2400
11/27/06	929	10.2364
11/28/06	139	10.1600
11/29/06	149	10.1000
11/30/06	65	10.0600
11/30/06	495	10.0300
12/01/06	159	9.5000
12/01/06	926	9.6200
12/04/06	4,436	9.8404
12/05/06	1,791	10.3517
12/06/06	147	10.3899
12/07/06	45	10.6900
12/08/06	117	11.1500
12/08/06	98	11.2400
12/11/06	597	12.1820
12/11/06	2,721	11.9251
12/12/06	433	11.3600
12/13/06	126	10.6600
12/13/06	107	0.0000

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12/15/06	470	10.0738
12/15/06	1,921	10.0600
12/18/06	3,871	10.2621
12/18/06	9,772	10.3819
12/19/06	114	10.4500
12/21/06	4,224	10.0346
12/22/06	1,999	10.3016
12/26/06	2,071	9.9474
12/26/06	3,348	9.9357
12/28/06	408	9.8500
12/28/06	2,536	9.8500

Each of the transactions described below was a sale by FTPA on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
10/31/06	555	10.3533
10/31/06	370	10.3996
11/01/06	2,808	10.3039
11/02/06	185	10.1715
11/03/06	727	10.2998
11/07/06	290	10.4993
11/08/06	243	10.4007
11/08/06	745	10.3546
11/09/06	655	10.4195
11/10/06	657	10.1991
11/13/06	16	10.2294
11/13/06	543	10.1550
11/14/06	155	10.4113
11/14/06	1,187	10.4494
11/15/06	3,485	10.4991
11/16/06	3,905	10.5797
11/16/06	1,944	10.5745
11/17/06	1,656	10.5648
11/20/06	2,986	10.5225
11/21/06	4	10.3075
11/21/06	2,111	10.4430
11/22/06	1,124	10.5675
11/22/06	1,587	10.5730
11/24/06	633	10.5268

CUSIP No. M8737E108

11/27/06	940	10.2152
11/27/06	2,257	10.2099
11/28/06	811	10.1605
11/28/06	2,249	10.1480
11/29/06	11,171	10.0159
11/30/06	400	10.0072
11/30/06	76	10.0496
11/30/06	6,384	10.0075
12/01/06	289	9.5667
12/01/06	2,822	9.7197
12/04/06	242	9.8506
12/04/06	2,700	9.8586
12/05/06	5,420	10.3556
12/06/06	409	10.3651
12/06/06	6,723	10.3695
12/07/06	687	10.6975
12/07/06	7,731	10.6935
12/08/06	1,050	11.1483
12/08/06	7,180	11.1331
12/11/06	1,976	11.8972
12/11/06	1,310	12.3615
12/12/06	1,665	11.9278
12/12/06	16,807	11.6545
12/13/06	2,017	10.6459
12/13/06	6,077	10.5529
12/14/06	17,557	10.6530
12/14/06	5,315	10.6502
12/14/06	4,634	10.4724
12/15/06	402	10.0222
12/15/06	7,293	10.0252
12/18/06	330	10.4496
12/18/06	969	10.2976
12/18/06	2,332	10.2924
12/19/06	537	10.3996
12/19/06	5,128	10.4098
12/20/06	994	10.0300
12/20/06	2,133	9.9881
12/21/06	850	10.2997
12/21/06	1,222	10.0823
12/22/06	192	10.2496
12/22/06	888	10.2808
12/26/06	489	9.8497
12/26/06	632	9.8174
12/27/06	71	9.8196

CUSIP No. M8737E108

12/28/06	605	9.7992
12/28/06	114	9.7996

CUSIP No. M8737E108

EXHIBIT F

[Letterhead of Gornitzky & Co.]

[Informal translation of the Hebrew original]

December 24, 2006

Ms. Orna Sasson, Adv.	Dr. Baruch Levit
Yigal Arnon & Co., Advocates	Chairman of the Board of Directors
1 Azrieli Center	Taro Pharmaceutical Industry Ltd.
Tel Aviv 67021	14 Hakitor Street
Haifa Bay

By Registered Mail and Facsimile

Without Prejudice

Dear Madam and Sir,

Re: Taro Pharmaceutical Industry Ltd. (Company No. 52-002290-6) ("the Company")

Demand in accordance with section 194 of the Companies Law, 1999

1.

Dr. Levit, in his position of chairman of the board of directors of the Company, is hereby requested by our client, Franklin Templeton Investments (hereinafter "Templeton"), inter alia in accordance with section 194 of the Companies Law, 1999 (hereinafter "the Companies Law") to cause the Company to exercise all its rights against officers of the Company (in the present and the past – including Mr. Kevin Conley and the other employee of the Company's financial team whose name has not yet been released), against members of the audit committee, against the Company's internal auditor, against members of the board of directors and against any other person (hereinafter jointly and severally, according to the context and subject matter "the Potential Defendants") in order to recover their damages and losses incurred by their acts and omissions, inter alia, as specified below and in accordance with any other cause of action available to the Company pursuant to a contract or any law.

2.

In this framework, the Company is hereby requested to initiate proceedings, including filing a true, genuine and uncompromising claim against all or any of the Potential Defendants, depending on the context, inter alia based on the following grounds and claims:

2.1 Breach of duty of care pursuant to section 252 of the Companies Law. In this context, the Company is directed to claim against the Potential Defendants, inter alia (and see also section 4 below):

CUSIP No. M8737E108

2.1.1 that by their acts and/or omissions which resulted in the Company financial statements not being filed by the due date and/or at all (acts and/or omissions which eventually led to the delisting of the Company shares by Nasdaq) the Potential Defendants breached, inter alia, the duty of care which they owe to the Company and caused it heavy damages; and furthermore

2.1.2 that by the acts and/or omissions of the Potential Defendants which led to incomplete and incorrect filings by the Company (acts and/or omissions which eventually necessitated a restatement of the financial statements) the Potential Defendants breached the duty of care which they owe to the Company and caused it heavy damages; and furthermore

2.1.3 that the acts and/or omissions of the Potential Defendants led to the unreasonable and/or inappropriate appointment of officers and/or employees of the Company (including, but not limited to, the CFO, the internal auditor of the Company and the members of the Company's audit committee) and furthermore

2.2 Breach of duty to act with proficiency and in a reasonable manner pursuant to section 253 of the Companies Law. In this context, the Company is directed to claim against the Potential Defendants, inter alia (and see also section 4 below):

2.2.1 that by their acts or omissions to apply the level of proficiency required of a reasonable officer or to take reasonable steps to obtain the required information, the Potential Defendants breached their duty to the Company to act with proficiency and in a reasonable manner and caused it heavy damages.

The demand made by the Company's auditors and addressed to the audit committee to appoint an external and independent examiner to examine the Company's conduct is evidence that all the Potential Defendants and, in particular, the members of the audit committee, breached their duty to act with proficiency and in a reasonable manner as it was their duty to supervise, audit and locate the deficiencies which led to the auditors' demand to examine the Company's conduct and/or to appoint an external auditor to perform such examination.

The omissions of all the Potential Defendants and in particular, the members of the audit committee, resulted in a delay in the discovery of the deficiencies and consequently a delay in the examination of the reasons for the deficiencies and caused heavy damages to the Company.

CUSIP No. M8737E108

2.2.2

that the Potential Defendants failed to set up and/or cause the Company to set up sufficient, reasonable and appropriate supervision and audit procedures which would have prevented the occurrence of the deficiencies which led to non filing, incorrect filings and deception of the Company by its employees etc.

2.2.3 that by their acts or omissions to act with the level of proficiency required of a reasonable office and to take reasonable steps to obtain the required information, the Potential Defendants enabled Mr. Kevin Conley, the other employee of the Company's financial team who has terminated his employment with the Company and others, to cause the Company to provide incorrect data, information and filings (about the results of these filings) and breached their duty to the Company to act with proficiency and in a reasonable manner and caused it heavy damages.

2.3 Breach of fiduciary duty pursuant to section 254 of the Companies Law. In this context the Company is directed to claim against the Potential Defendants, inter alia (and see also section 4 below):

2.3.1 that by their acts and/or omissions to demand relentlessly and to ensure that the deficiencies disclosed and the concerns raised be solved in the most expeditious, appropriate and true manner for the Company, the Potential Defendants preferred and/or took into consideration irrelevant considerations preferring their own interests and/or those of others and not considering the interests and benefit of the Company (and those of the Company alone).

In this context, reference is made to the consent and/or failure of the Potential Defendants to demand and to cause that an external examiner review and submit a comprehensive report, in writing, with operative recommendations which would enable the correction of the deficiencies and mitigation of damages in the best and most expeditious manner possible for the Company.

The Company should claim in this context, inter alia, that after it transpired that there were deficiencies in the Company and its filings, and after a demand was made for an external examiner to review the above, and after such a review took place, the Potential Defendants should not have enabled and/or agreed to a situation where the results of the review were submitted, for reasons which were not in the best interests of the Company, orally and in an incomprehensive, incomplete and inoperative manner; and furthermore

2.4 Breach of the duty to act upon discovery of a deficiency pursuant to section

CUSIP No. M8737E108

257 of the Companies Law. In this context, the Company is directed to claim against the Potential Defendants, inter alia (and see also section 4 below):

2.4.1 that when the directors became aware that, in a prima facie fashion (to say the least), the Company was involved in a breach of law or damage to the Company's conduct, they should have acted without delay and summoned a board meeting to correct the deficiencies immediately, and their failure to do so amounted to a breach of their duty (inter alia vis-à-vis the Company) pursuant to section 257 of the Companies Law.

The Company should claim in this context that the latest date of the discovery of the deficiency by the directors was the date when Templeton approached them directly. Furthermore, the Company should claim that the directors' disregard and/or failure to act appropriately after the deficiencies were discovered constitutes grounds for recovery from them of the damages which would have been avoided had the directors not disregarded the discovery of the deficiencies; and furthermore

2.5 Breach of statutory duties pursuant to section 63 of the Civil Wrongs Ordinance. In this context the Company is directed to claim against the Potential Defendants, inter alia (and see also section 4 below):

2.5.1

that because of the failure to comply with the obligations imposed on directors pursuant to section 92(a) (5) of the Companies Law which prescribes the liability of the directors for the preparation of financial statements and their approval, heavy damages were incurred by the Company (including the delisting of the Company shares by Nasdaq) and these damages entitle the Company to compensation from the directors.

2.5.2

that because of the failure to comply with the obligations imposed on the audit committee pursuant to section 117(1) of the Companies Law which prescribes the duty of the audit committee to expose deficiencies in the management of the company and to propose to the board of directors methods to correct them, heavy damages were incurred by the Company and these damages entitle the Company to compensation from the members of the audit committee.

In this context, it should be noted that as mentioned in section 2.2.1 above, the failure of the members of the audit committee to fulfill their abovementioned obligations can be perceived from the auditors' request to appoint an external examiner instead of an examination initiated by the audit committee.

CUSIP No. M8737E108

2.5.3

that because of the failure of the chairman of the audit committee and the chairman of the Company's board of directors to exercise their authority pursuant to section 150 of the Companies Law to require the audit committee to conduct an appropriate internal audit on the matters which required an urgent review, heavy damages were incurred by the Company and these damages entitle the Company to compensation from the chairman of the audit committee and the chairman of the board of directors.

2.5.4

that because of the non compliance with the obligations imposed on the internal auditor of the Company pursuant to section 151 of the Companies Law which prescribes the duty of the internal auditor to examine, inter alia, the propriety of the Company's affairs with regard to compliance with the law and standard business practice, heavy damages were incurred by the Company and these damages entitle the Company to compensation from the internal auditor; and furthermore

2.6

Breach of the employment agreements with Mr. Kevin Conley and the other employee who was a member of the Company's financial team. In this context, the Company is directed to claim against the Potential Defendants, inter alia, that in addition to any civil wrong and/or other statutory breach, the above breached their contractual undertakings to the Company in accordance with their terms of employment by the Company, and therefore the Company is entitled to compensation for the heavy damages incurred.

In this context the Company should claim against the aforementioned, inter alia, that the timing of their resignation (without giving prior notice), on the eve of the completion of the financial statements and their filing with Nasdaq (as Company claims) prevented the Company from completing its financial statements and as a result the shares were delisted by Nasdaq (the above should not be construed as detracting from the fact that the employees were not competent to fulfill their duties and that there was a need for their resignation).

To conclude this matter, the reason for the deletion of the name of the other employee who is a member of the financial team and who terminated his employment with the Company together with Mr. Conley is unclear and the Company is requested to provide his name and further details.

3. In addition, if and to the extent that the acts and omissions of the Potential Defendants, against whom the Company is entitled and required to take proceedings, constitute deception of the Company or of any other person and such deception caused damage to the Company, and/or if the abovementioned acts and omissions have other criminal aspects which cause the Company damage as stated above, the Company is requested, in addition to exercising all its rights under the criminal law for same, to exercise all its rights with regard to the civil aspects

CUSIP No. M8737E108

arising from such acts and omissions.

4.

As stated above, the factual basis of the claims of action and claims set out above as well as any other claim of action available to the Company in law, will include the acts and omissions performed by the Potential Defendants in connection with the non filing of the Company's financial statements by the due date and/or at all; inaccurate, incomplete and incorrect financial statements filed by the Company in the past and in connection with which the Company was required to file a restatement; the circumstances and facts which led the CFO and the other member of the financial team of the Company and/or any other person to provide incorrect data, information and filings; the circumstances and facts which led to the auditors' demand addressed to the audit committee to appoint an external and independent examiner in connection with the Company's conduct; the facts, the circumstances and the findings discovered by the external examiner; the actions and/or omissions taken (or not taken) after and in light of the completion of the external examiner's review; the acts and/or omissions taken (or not taken) after and in light of the demands addressed to the Company; and additional circumstances, facts and findings of which the Company is aware and/or should be aware.

5.

Clearly, the information (and all related problems, acts of negligence and breaches of statutory provisions in connection with the acts and omissions of the Potential Defendants) in the hands of the Company is more detailed and complete than that which has been disclosed (despite repeated requests in this matter) and accordingly the information which is requested should be added to all the claims of action set out above or they should be amended in a true and genuine manner. It goes without saying that our client wishes to receive all the information in order to appraise the full spectrum of rights available to the Company. Nothing in this demand should be interpreted as detracting from our client's right to direct remedies against the Company and the various wrongdoers.

6.

In accordance with section 196 of the Companies Law, the Company is hereby requested to reply to our client's demand within 45 days of the receipt hereof. It is hereby clarified that the continuation of the proceedings of our client including the exercise of its right to file a derivative action on behalf of the Company pursuant to the provisions of section 197 of the Companies Law, will depend on the manner in which the Company replies to the demands set forth above.

Nevertheless, it is hereby clarified that the dispatch of this letter and the contents hereof do not detract from the previous demands of our client which also constitute a demand pursuant to section 194 of the Companies Law.

7.

Nothing in this letter and/or that which is not specified herein constitutes an extension and/or consent and they do not exhaust and/or detract and /or constitute a waiver of any claims and/or demands and/or remedies of our client (including initiating a class action) both against either your client or against any other person (including the Company, the other officers, shareholders and auditors of the Company) and the same are all reserved.

Yours sincerely,

/s/ Pinhas Rubin	/s/ Kfir Yidgar
Pinhas Rubin, Adv.	Kfir Yidgar, Adv.